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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)
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                           ARCO CHEMICAL COMPANY
                         (NAME OF SUBJECT COMPANY)

                           ARCO CHEMICAL COMPANY
                    (NAME OF PERSON(S) FILING STATEMENT)
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                  COMMON SHARES, PAR VALUE $1.00 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                001920 10 7
                     (CUSIP NUMBER OF CLASS SECURITIES)
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                         Robert J. Millstone, Esq.
                     Vice President and General Counsel
                           ARCO Chemical Company
                           3801 West Chester Pike
                     Newtown Square, Pennsylvania 19073
                               (610) 359-2000



 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
      AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


          This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ARCO Chemical Company, a Delaware corporation (the "Company"), on June 25, 1998 (and amended by filings made on July 1, 1998 and July 6, 1998) (as previously amended, the "Schedule 14D-9") in connection with the offer (the "Offer") by Lyondell Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Lyondell Petrochemical Corporation, a Delaware corporation ("Lyondell"), to purchase for cash all of the outstanding shares of Common Stock, par value $1.00 per share, of the Company. The Offer was made pursuant to the terms of an Agreement and Plan of Merger, dated as of June 18, 1998, between the Company, Lyondell and Purchaser. All capitalized terms used but not defined herein shall have the meanings set forth with respect to such terms in the Schedule 14D-9.

Item 4    THE SOLICITATION OR RECOMMENDATION

          The following sentence should be added to "Background," as the last sentence of the paragraph immediately prior to the paragraph beginning "On May 15, 1998," (p. 19):

          In light of the bid process conducted by ARCO and Salomon Smith Barney, the Company did not separately solicit potential bidders for the sale of the Company.

          Factors (a), (b), (e), (i) and (j) of the "Reasons for the Recommendation of the Board of Directors" are hereby amended to read in their entirety as follows:

          (a) the industry in which the Company operates and the financial condition and historical results of operations and cash flows of the Company, including the Board's general familiarity with the considerations summarized under the captions "RISK FACTORS--Industry Cyclicality and Overcapacity; Intense Competition; Raw Material Prices and Availability; MTBE Legislative Risks; Operating Hazards; Environmental Considerations; and Foreign Operations, Country Risks and Exchange Rate Fluctuations" of the prospectus included in the Registration Statement on Form S-3 filed by the Company with the Commission on June 3, 1998 (the "Prospectus") (such information being incorporated herein by reference);

          (b) the strategic plans of the Company and the prospects of the Company as an independent entity, taking into account the considerations referred to in clause (a) above, general economic uncertainties (including in Asia), the risk that the Company might not achieve its forecasted results of operations and uncertainties regarding the valuation that would be accorded the Shares in the equity markets over the ensuing years;

          (e) possible alternatives to the Offer and the Merger, including, without limitation, the Public Offering/Repurchase Transaction that had been the subject of discussion or action during the preceding months. The Public Offering/Repurchase Transaction contemplated that, simultaneously with a secondary offering by ARCO of approximately 24 million Shares, the Company would repurchase from ARCO, at the offering price, up to $850 million of additional Shares to the extent necessary to reduce ARCO's interest in the Company to 50%. The Public Offering/Repurchase Transaction was approved by a Special Committee of the Board and the Board after considering a variety of factors including the increased leverage that would be incurred to finance the transaction, the expanded public float that would result from ARCO's secondary offering and other factors which are described under the captions "RISK FACTORS--Significant Increase in Leverage; Potential Impact on Capital Expenditures and Dividends; and Tax Treatment of Dividends" and "SELLING STOCKHOLDER; STOCK REPURCHASE" in the Prospectus (such information being incorporated herein by reference). The Board was also cognizant that management had proposed and ARCO had rejected a leveraged recapitalization involving a self tender offer for all of the Shares held by the Company's public stockholders, the repurchase of a portion of the Shares held by ARCO and an equity investment by an institutional investor; and that ARCO had determined it did not wish to continue on as a greater than 50% owner of the Company;

          (i) ARCO's view, reflected in a letter (set forth as an Exhibit hereto and incorporated herein by reference), dated June 17, 1998, from Mike R. Bowlin, Chairman and Chief Executive Officer of ARCO, to the Board of Directors, that the achievement of the Company's recent long-range plan is subject to significant risks and uncertainties and, given such risks and uncertainties and the added uncertainties in the equity markets, the Offer will allow stockholders to achieve greater value; ARCO's determination in light of the foregoing that a sale of the Company on the proposed terms is in the best interests of all of the Company's stockholders; its expressed desire and recommendation that the Board of Directors approve the Merger Agreement; and its commitment under the Tender and Voting Agreement to tender its Shares pursuant to the Offer;

          (j) the financial and other terms and conditions of the Offer, including the all-cash nature of the consideration being offered and the likelihood of the waiting period under the HSR Act expiring or being terminated without a request for further information from antitrust regulators, and the likelihood that the consummation of the Offer would occur as promptly after the execution of the Merger Agreement as permitted by the federal securities laws;

          The penultimate paragraph of "Reasons for the Recommendation of the Board of Directors" is hereby amended to read in its entirety as follows:

          The Board's decision was based on the totality of information considered by it. The Board of Directors did not assign relative weights to the factors considered by it, determine that any one factor was of primary importance or identify the individual factors that supported its decision or those that failed to support its decision.

Item 9.   MATERIALS TO BE FILED AS EXHIBITS

     49. Letter, dated June 17, 1998, from Mike R. Bowlin, Chairman and Chief Executive Officer of ARCO, to the Board of Directors of the Company incorporated herein by reference.

     50. "RISK FACTORS--Industry Cyclicality and Overcapacity; Intense Competition; Raw Material Prices and Availability; MTBE Legislative Risks; Operating Hazards; Environmental Considerations; and Foreign Operations, Country Risks and Exchange and Exchange Rate Fluctuations" and "SELLING STOCKHOLDER; STOCK REPURCHASE" in the Registration Statement on Form S-3 filed by the Company with the Commission on June 3, 1998 and incorporated herein by reference.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:   /s/ Robert J. Millstone
                                             ------------------------------
                                          Name:  Robert J. Millstone
                                          Title: Vice President and
                                                   General Counsel

Dated: July 15, 1998